Exhibit 99.1

AS-IP Tech, Inc.'s Ron Chapman to take on Role as Chairman

AS-IP Tech, Inc. (USOTC: IPTK) announced today that Richard (Dick) Lukso has retired as the Chairman of the Board, effective July 1st, 2021.

NEW YORK (PRWEB) JULY 25, 2021

AS-IP Tech, Inc. (USOTC: IPTK) announced today that Richard (Dick) Lukso has retired as the Chairman of the Board, effective July 1st, 2021.

Ron Chapman, AS-IP Tech Inc's President and Company Founder, stated, "I have been associated with Dick for over 3 decades. During that time, he has not only been inspiration to me, but has been a mentor, someone I could call on anytime as he understands what it takes to build a successful aviation company.

It was Dick and his family who took over my first aviation creation, Securaplane, and turned it into a global success, employing over 100 people and creating a whole new range of products with installations on thousands of aircraft. I approached Dick to join the Board of ASIP following his successful sale of Securaplane to Danaher Corporation. Not only did he agree to take on the role of Chairman, but also invested in the company.

Dick's association came at an important time for ASIP, as I had just created the first generation of inflight connectivity programs, which would ultimately lead to our latest developments, BizjetMobile and fflya."

Dick Lukso stated, "With the recent announcement of the launch of the airline system on Wizzair, the time is right for me to step aside and let Ron, who has driven this program from day one, take over the rains."

The Board expresses its gratitude to Mr. Lukso for taking on such an onerous and selfless role over such a long period of time.

Mr. Lukso will remain in an advisory role, while Mr. Chapman assumes the role as Chairman, as well as his current role of President.

About AS-IP Tech, Inc.
The Company's technology comprises two product lines called BizjetMobile and fflya. The products deliver inflight connectivity for business aviation and commercial airlines respectively.

BizjetMobile provides corporate jets with an alternative low-cost global inflight connectivity solution and is marketed under the brand names CrewX, CHiiMP and BizjetInternet.

fflya provides low cost airlines with an alternative inflight connectivity solution, based on the latest mobile App technology, Iridium narrowband satellite links and Bluetooth technology. The fflya platform reduces the installation, certification and equipment costs by up to 98% when compared to global inflight broadband solutions. By incorporating embedded advertising and destination sponsors, fflya delivers free messaging to airline passengers.

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